May 9, 2019

Eli Baker
President, Chief Financial Officer and Secretary
Diamond Eagle Acquisition Corp.
2121 Avenue of the Stars, Suite 2300
Los Angeles, California 90067

       Re: Diamond Eagle Acquisition Corp.
           Amendment to Registration Statement on Form S-1
           Filed May 3, 2019
           File No. 333-230815

Dear Mr. Baker:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 29, 2019 letter.

Form S-1/A filed May 3, 2019

Certain agreements related to this offering may be amended without shareholder approval, page
51

1. Please revise the risk factor to identify all agreements that may be amended without shareholder approval. Discuss how they may be amended, reasons such amendments may occur, and the potential impact on shareholders.
 Eli Baker
FirstName LastNameEli Baker
Diamond Eagle Acquisition Corp.
Comapany NameDiamond Eagle Acquisition Corp.
May 9, 2019
Page 2
May 9, 2019 Page 2
FirstName LastName
Risk Factors
Provisions in our amended and restated certificate of incorporation and Delaware law may have the effect of discouraging lawsuits..., page 57

2. Your disclosure states that your amended and restated certificate of incorporation will provide that the exclusive forum provision will be applicable to the fullest extent permitted by applicable law. This is not entirely consistent with the provision in the amended and restated certificate of incorporation, which does not reference "to the fullest extent permitted by applicable law" but instead specifically carves out Exchange Act claims. Please reconcile this apparent discrepancy.
       You may contact Suying Li at 202-551-3335 or Craig Arakawa at 202-551-3650 if you
have questions regarding comments on the financial statements and related matters. Please contact Ronald (Ron) Alper at 202-551-3329 or Pam Howell at 202-551-3357 with any other questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of
Beverages, Apparel and
                                                               Mining
cc:      Daniel Nussen